111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

January 24, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Riedler:

On behalf of National General Holdings Corp. (the “Company”), we are writing to respond to the comments raised in the Staff’s letter to the Company dated January 17, 2014 (other than comment 1 and comment 5 (in part), which were the subject of the Company’s response letter filed on January 23, 2014). The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed October 18, 2013 (the “Registration Statement”).

Securities and Exchange Commission

January 24, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income taxes, page 54

2. In your response to previous comment 1 in section C on page 9 you indicate that you intend to reclassify the residual value of the purchase price less fair value of the licenses to goodwill; however, it remains unclear whether you continue to believe as you stated in the last two paragraphs on page 5 of your November 27, 2013 response that goodwill would be impaired each reporting period. To the extent you continue to believe that impairments exist in each interim period, please explain why and reconcile your explanation with the requirements of ASC 350-20-35-30.

Response: The Company confirms that the residual value of the purchase price less the fair value of the license will be reclassified as goodwill, for which the Company plans to perform impairment testing on an annual basis in accordance with ASC 350-20-35-28 unless otherwise required by ASC 350-20-35-30.

3. We acknowledge your response to previous comment 2. Please revise your disclosure describing the Luxembourg equalization reserve accounting to:

•	Summarize the maximum equalization reserve consistent with the last paragraph on page 9 of your response carrying over to page 10;

•	Indicate that you acquired an equalization reserve in the Capgemini Reinsurance S.A. acquisition and the amount of the reserve;

•	Explain how the equalization reserve changes and the resulting income statement effect each reporting period consistent with the second paragraph on page 10 of your response, including not only when there is loss prior to consideration of the equalization reserve, but also when there is income;

•	Clearly indicate that the net impact of this accounting results generally in taxable income in Luxembourg of zero; and

•	Indicate the circumstances where taxes could be paid in Luxembourg, including, but not limited to:

•	when the cap is met and you have income; and

•	when the cap is reduced due to changes in premium volume.

Response: In response to this comment, additional disclosure will be added to page 46 of the MD&A to describe the acquisition of the Luxembourg reinsurer and the mechanics of

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January 24, 2014

the equalization reserve accounting. Conforming changes will be made to the risk factor on page 25 and to the reference to the equalization reserves on page 55 of the MD&A. The proposed disclosure to be added on page 46 to the end of the section entitled “Recent Acquisitions” beginning on page 45 of the MD&A is as follows:

“In 2012, we formed a Luxembourg holding company and acquired a Luxembourg-domiciled reinsurance company. In connection with the acquisition, we acquired a licensed Luxembourg reinsurer together with its cash and associated equalization reserves. An “equalization reserve” is a compulsory volatility or catastrophe reserve in excess of ordinary reserves determined by a formula based on the volatility of the business ceded to the reinsurance company. Equalization reserves are calculated on a line of business basis and are subject to a theoretical maximum amount, or cap, based on the expected premium volume described in the business plan of the reinsurance company as approved by the Luxembourg regulators, which cap is reassessed every five years. At the time we acquired the Luxembourg reinsurer, it had established equalization reserves of approximately $129.6 million, and was subject to an equalization reserve cap of approximately $211 million. Each year, the Luxembourg reinsurer is required to adjust its equalization reserves by an amount equal to premiums and investment income less losses and other expenses. The yearly adjustment of the equalization reserve generally results in zero pretax income on a Luxembourg statutory and tax basis, as follows: in a year in which the underwriting results in a loss, the equalization reserves are taken down in an amount to balance the income statement to zero pretax income, and in a year in which the underwriting results in a gain, the equalization reserves are increased in an amount to balance the income statement to zero pretax income. If the reinsurer were to produce underwriting income in excess of the equalization reserve cap, or if the cap were to be reduced below the amount of the carried equalization reserves, the reinsurer would incur Luxembourg tax on the amount of such excess income or the amount by which the reserves exceeded the reduced cap, as applicable. As described below, we do not expect the reinsurer’s equalization reserves to approach the cap.

We have entered into a stop loss reinsurance agreement with the Luxembourg reinsurer under which we pay reinsurance premiums and cede losses and expenses in excess of the attachment point to the reinsurer. Provided that we are able to cede losses to the reinsurance company through this intercompany reinsurance agreement that are sufficient to utilize all of the reinsurance company’s equalization reserves, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the reinsurance company. However, if the reinsurance company were to cease reinsuring business without exhausting the equalization reserves, it would recognize income in the amount of the unutilized equalization reserves that would be taxed by Luxembourg at a rate of approximately 30%. We must establish a deferred tax liability on our financial statements equal to approximately 30% of the unutilized equalization reserves. We adjust the deferred tax liability each reporting period based on premiums

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January 24, 2014

and investment income less losses and other expenses ceded to the Luxembourg reinsurer under the intercompany reinsurance agreement. As of September 30, 2013, we had approximately $105.5 million of unutilized equalization reserves and an associated deferred tax liability of approximately $31.7 million. We expect that the ceded losses and expenses net of reinsurance premiums paid under the intercompany reinsurance agreement will cause the equalization reserve to be fully utilized in three to five years. The effects of this intercompany reinsurance agreement are appropriately eliminated in consolidation.”

4. We acknowledge your response to previous comment 4 and have the following observations. Please reconsider the appropriateness of your classification of the change in your deferred tax liability associated with the equalization reserve in light of these observations. We welcome any additional insight or clarification you may have to help us understand your views.

•	It appears that you believe the reference to “taxable amount” means that tax must be paid. We are unable to locate authoritative support for this view. It appears that under the literature a taxable amount is the opposite of a tax deduction. That is, a taxable amount does not have to result in the payment of tax to a taxing authority in the same way that a tax deduction does not need to result in a refund from a taxing authority. Applied to your facts and circumstances, the reduction of your equalization reserve each period resulting from actual losses incurred by the Luxembourg reinsurer appears to be a taxable amount.

•	Normally, losses generated in a tax jurisdiction result in net operating loss carryovers that are recorded as deferred tax assets, the benefit of which is separately evaluated for the need for a valuation allowance. However, you represent that Luxembourg tax laws applied to your facts and circumstances, do not result in loss carryovers when you have a net loss for tax accounting purposes prior to the consideration of the equalization reserve, but instead require that the catastrophe equalization reserves be reduced to eliminate the net loss, which has the effect of reducing your potential future tax obligation to pay Luxembourg tax on any unutilized equalization reserves.

•	Income taxes are computed for financial reporting purposes at the jurisdictional level. The income tax provision/benefit in Luxembourg, calculated including the basis difference for your equalization reserve, is incremental to the U.S. jurisdiction, which includes the operating results of the Luxembourg entity excluding the equalization reserve. In these circumstances, it appears that the reduction of your equalization reserve and the corresponding deferred tax liability in Luxembourg results in a tax benefit under ASC 740-10-30-4.

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January 24, 2014

•	We do not understand your argument that the equalization reserve liability is converted to a loss reserve liability on your tax books and that the effect of such conversion is that there would no longer be a book tax basis difference. We note on page 9 in response to previous comment 2 your representation that the equalization reserve is a statutory excess or catastrophe reserve and is not a function of Luxembourg tax law. We also note that even under your conversion analogy, recharacterizing a liability does not eliminate the book tax basis difference.

Response: In response to this comment, the Company has reconsidered the application of ASC 740-10-30-4 and has determined that it will record the tax benefit or expense resulting from the utilization of the equalization reserve and the corresponding deferred tax liability in Luxembourg through the income tax provision rather than through general and administrative expense in the consolidated statement of income. The Company proposes to revise the disclosure in MD&A to explain the effect this accounting treatment has on the Company’s disclosed effective tax rate, and to reconcile the resulting effective tax rate to the Company’s actual effective tax rate based on taxes actually paid. As an example, the Company proposes to revise the disclosure in the last paragraph on page 59 of the Registration Statement (with conforming changes elsewhere) as follows:

“Provision for income taxes. Income tax expense decreased from $28.3 million for the year ended December 31, 2011, reflecting an effective tax rate of 39.1%, to $~~17.3~~ 12.5 million for the year ended December 31, 2012, reflecting an effective tax rate of 27.8~~34.0~~%. Income tax expense included a tax benefit of $4.8 million attributable to the reduction of the deferred tax liability associated with the equalization reserves of our Luxembourg reinsurer. Excluding the effect of the reduction in this deferred tax liability, income tax expense for the year ended December 31, 2012 was $17.3 million, reflecting an effective tax rate of 34.0%.”

Financial Statements

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

5. Please revise your proposed disclosure in response to previous comment 5 to state the remittance date (i.e. 12 or 24 months after the adjustment period). See the second paragraph on page 20 of your response. Please tell us the business purpose behind each remittance provision and help us understand why these remittance requirements do not represent a violation of the conditions for reinsurance accounting described in ASC 944- 20-55-54.

Response: The Company supplements its prior response to this comment in its letter dated January 23, 2014 by proposing to revise its proposed disclosure contained in its response to comment 5 in its letter dated December 24, 2013, as follows. This disclosure supplements the

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disclosure in the third paragraph under the header “Personal Lines Quota Share” on page 48 of the Registration Statement by adding the following text to the end of that paragraph:

“The Personal Lines Quota Share provides for the net settlement of claims and the provisional ceding commission on a quarterly basis during the month following the end of each quarter. The net payments are based on earned premiums less paid losses and LAE less the provisional ceding commission for the quarter. The adjustment to the provisional ceding commission is calculated at the end of, and with respect to, each calendar year during the term of the Quota Share (an “adjustment period”), with the final adjustment period following termination of the Quota Share ending at the end of the run-off period. The adjusted commission rate, which is calculated and reported by the reinsurers to the Company within 30 days after the end of each adjustment period, is calculated by first determining the “actual loss ratio” for the adjustment period, which loss ratio is calculated in the same manner as the net loss ratio as disclosed in this Prospectus. The adjusted commission rate is set based on the actual loss ratio within a range between 30.0% and 34.5%, and varies inversely with a range of actual loss ratios between 60.0% and 64.5%, such that the adjusted commission rate will be higher than 32.0% if the actual loss ratio is lower than 62.5%, and lower than 32.0% if the actual loss ratio is higher than 62.5%, subject to the caps described above. The Company accrues any adjustments to the provisional ceding commission based on the loss experience of the ceded business on a quarterly basis. Remittance of any positive difference between the adjusted commission rate over the provisional ceding commission is paid by the reinsurer to the Company, and any negative difference is paid by the Company to the reinsurer within 12 months after the end of the final adjustment period (other than with respect to the initial year of the agreement with respect to which initial remittance was made 24 months after the end of the first adjustment period).”

6. We acknowledge your response to previous comment 8. Please tell us whether the approximate 15% ratio of acquisition costs incurred to gross written premiums for each period only contemplates the acquisition costs permitted to be capitalized under ASC 944-30-25-1A and premiums associated with the Personal Lines Quota Share arrangement. If other acquisition costs or premiums related to policies not ceded under the Personal Lines Quota Share arrangement are included in your calculated ratio, please tell us why.

Response: In response to this comment, the Company confirms that the approximate 15% ratio of acquisition costs incurred to gross written premiums for each period was determined using only (1) the acquisition costs permitted to be capitalized under ASC 944-30-25-1A and (2) premiums associated with the Personal Lines Quota Share arrangement.

7. We acknowledge your response to previous comment 10 and disagree with your assertion in the last paragraph on page 26 that each component of the ratios is a financial measure calculated in accordance with GAAP. The numerators of both your net operating expense ratio

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January 24, 2014

and net combined ratio offset service and fee income against the expense items included in those ratios. GAAP does not permit the netting of revenues against expense items. As a result we continue to believe that these ratios are non-GAAP measures and continue to request that you revise your filing to:

•	Make all the disclosures required by Item 10(e)(i) of Regulation S-K;

•	Revise the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an “adjusted” nomenclature); and

•	Clearly indicate that your measures may be different from similarly titled measures of other companies.

Response: In response to this comment, the Company will revise the disclosure in the Registration Statement to make the disclosures required by Item 10(e)(i) of Regulation S-K and to clearly indicate in the presentation of these ratios that they are non-GAAP measures. For example, on pages 41 and 42 of the Registration Statement, the Company proposes to revise the presentation of the insurance ratios using bold headers to clearly indicate which ratios are GAAP ratios and which ratios are non-GAAP ratios, and to include a new footnote (6) containing the Item 10(e)(i) disclosures, as follows:

“GAAP Insurance ratio
Net loss ratio(5)	64.3%	69.2%	68.7%	67.0%	69.8%
Non-GAAP Insurance ratios (6)
Net operating expense ratio(7)	30.3%	29.2%	30.7%	29.5%	15.8%
Net combined ratio(8)	94.6%	98.4%	99.4%	96.5%	85.6%”

Existing footnotes (6) and (7) would be re-numbered as (7) and (8), and new footnote (6) would read as follows:

“(6) Net operating expense ratio and net combined ratio are considered non-GAAP financial measures under applicable SEC rules because a component of those ratios, net operating expense, is calculated by offsetting acquisition and other underwriting costs and general and administrative expense by ceding commission income and service and fee income. Management uses net operating expense ratio and net combined ratio to evaluate financial performance against historical results and establish targets on a consolidated basis. Other companies may calculate these measures differently, and, therefore, their measures may not be comparable to those used by the company’s management. For a reconciliation showing the total amounts by which acquisition and other underwriting costs and general and administrative expense were offset by ceding

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January 24, 2014

commission income and service and fee income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Consolidated Results of Operations” below.”

The Company believes this presentation will clearly differentiate the non-GAAP measures from similarly titled measures of other companies. The reconciliation of net operating expenses is set forth in the MD&A on page 56 of the Registration Statement. Comparable disclosures will be added to page 47 of the Registration Statement where these measures are described.

8. We acknowledge your response to comment 11. Please revise your disclosure to address the following:

•	Please state what the “other finance and processing fees” are instead of merely providing two examples (policy cancellation fees and reinstatement fees).

•	Please state when you recognize revenue for installment fees, late payment fees, general agent fees and for each material revenue stream identified within finance and processing fees. It is unclear what you mean by when “services are provided.”

•	Please clarify whether any of your service and fee income is earned from related parties. If so, please identify and quantify the amounts.

•	Please revise the last sentence of the second paragraph of your proposed disclosure on page 30 of your response to state, if true, that there are no direct and incremental costs related to installment fees, late payment fees or finance and processing fees, and that it is the indirect costs that are not separately tracked.

Response: In response to this comment, the Company proposes to revise the proposed disclosure provided in response to comment 11 in the December 24, 2013 response letter as follows:

“Service and fee income. We currently generate policy service and fee income from installment fees, late payment fees, and other finance and processing fees ~~such as~~related to policy cancellation ~~fees and~~, policy reinstatement ~~fees~~, and non-sufficient fund check returns. These fees are generally designed to offset expenses incurred in ~~generating~~the administration of our insurance ~~premiums~~business, and are generated as follows. Installment fees are charged to permit a policyholder to pay premiums in installments rather than in a lump sum. Late payment fees are charged when premiums are remitted after the due date and any applicable grace periods. Policy cancellation fees are charged to policyholders when a policy is terminated by the policyholder prior to the expiration of the policy’s term or renewal term, as applicable. Reinstatement fees are charged to reinstate a policy that has lapsed, generally as a result of non-payment of premiums.

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January 24, 2014

Non-sufficient fund fees are charged when the customer’s payment is returned by the financial institution.

All service and fee income is recognized ~~when services are provided as these~~at the time the underlying service is provided or a triggering event occurs and the fee for such service is charged to the customer. The amounts charged are primarily intended to compensate us for the ~~additional~~ administrative costs associated with processing and administering policies that generate insurance premium; ~~although~~however, the amounts of fees charged are not dependent on the amount or period of insurance coverage provided ~~or the period of coverage~~ and do not entail any obligation to return any portion of those funds. ~~The~~An installment fee is charged at the time each policy installment bill is mailed to the customer. A late payment fee is charged when the customer’s payment is not received after the listed due date and any applicable grace period. A policy cancelation fee is charged at the time the customer’s policy is cancelled. A policy reinstatement fee is charged when the customer’s policy is reinstated. A non-sufficient fund fee is charged when the customer’s payment is returned by the financial institution. The direct and indirect costs associated with generating ~~service and fee income~~installment fees, late payment fees or finance and processing fees are not separately tracked.

We also collect service fees in the form of commissions and general agent fees by selling policies issued by third-party insurance companies. We do not bear insurance underwriting risk with respect to these policies. Commission income is recognized, net of an allowance for estimated policy cancellations, at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.”

In addition, the Company supplementally advises the Staff that no service and fee income is earned from related parties. In addition, the Company notes that it does incur certain direct and incremental costs related to installment fees, late payment fees and finance and processing fees. For example, Company employees need to undertake or oversee the applicable services for which the fees are charged, and additional processing, mailing and postage expenses are incurred in connection with these services. If the Company’s ability to charge fees for these services were to be restricted or prohibited, the Company could cease to provide some of the services or seek rate increases in order to offset the direct and indirect costs associated with providing the services.

Note 10: Income Taxes, page F-38

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January 24, 2014

9. We acknowledge your response to comment 12. Please address the following:

•	Please revise your disclosure in the third paragraph on page A-1 to remove reference to a deferred tax asset being recorded on the acquisition balance sheet of GMAC’s U.S. consumer property and casualty insurance business. In this regard, it appears that the income tax deduction associated with the commutation loss related to acquisition costs incurred by the acquired companies prior to the acquisition, but deductible on your tax return by negotiation with the seller, result in your acquisition of a current income tax receivable (or reduction of a current income tax payable) instead of a deferred tax asset. Please revise your error correction disclosures accordingly.

•	Please revise your disclosure in the second and third paragraphs on page A-1 to clearly indicate that your previous accounting was in error.

•	Please revise your disclosure in the first paragraph on page A-1 to indicate the impact on your effective tax rate.

•	Please represent to us that the disclosure you present, as to be revised by these comments, will be reflected in a prominent location, either in Note 1 or 2.

Response: As discussed in previous communications with the Staff, the Company, through negotiation with the Seller, acquired the right to a tax deduction for the loss on commutation on its 2010 U.S. federal tax return. On telephone calls with the staff on January 17 and January 21, the Company discussed its belief that the acquired income tax deduction associated with the commutation loss should be recorded as a deferred tax asset and not an income tax receivable (or reduction in payable).

The Company believes this is the proper accounting under GAAP for the following reasons. The Company was created for the sole purpose of acquiring the Seller’s companies. As such, the Company had no previous taxable activity prior to the acquisition. Given that the commutation occurred immediately before the acquisition, the loss generated would be the first activity on the Company’s consolidated return. This would result in a net operating loss (NOL) for the company. NOL’s are not settled by the taxing authority, but rather are carried forward or backward against future or prior year’s taxable income. All prior periods were settled by the Seller so no carryback is available. Therefore, the Company would not have a tax receivable due from the taxing authority, but rather a deferred tax asset to utilize in future periods.

In response to this comment, the Company proposes to maintain the deferred tax asset contained in Exhibit A to the Company’s response letter dated December 24, 2013. Further, the Company will revise the disclosure to (1) indicate that the previous accounting was in error and (2) revise the disclosure in the third and fourth paragraphs of page A-1 thereof to state the impact

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on the effective tax rate. This disclosure, as revised and attached to this response letter as Exhibit A, will be included as Note 2.

*    *    *    *    *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	Jeffrey Weissmann, Esq.

EXHIBIT A

PRESENTATION OF RESTATED FINANCIAL STATEMENTS

As discussed below, certain revenue and expense items included in the consolidated statements of income for the years ended December 31, 2012, 2011 and for the period from March 1, 2010 (inception) to December 31, 2010 have been restated from previously reported results. This restatement did not have any impact on the net income, stockholders’ equity and consolidated balance sheets as of and for the periods ended December 31, 2012, 2011 and 2010.

The Company originally reflected the gross amount of ceding commission income based on contractual rates as stipulated in reinsurance agreements in the revenues in the consolidated statements of income for all periods presented. The ceding commission income represents reimbursement for acquisition and other underwriting costs, as well as general and administrative costs incurred on the business ceded to reinsurers. ~~Upon~~Upon further consideration, the Company determined the previous treatment was an error and ~~further consideration,~~ the Company has revised the financial statements ~~determined~~ to classify the portion of the ceding commission revenue related to the reimbursement for the recovery of successful acquisition costs as a reduction of acquisition and other underwriting costs. Accordingly, as a result of this adjustment the ceding commission revenues and acquisition and other underwriting expenses were reduced by the same amount for all periods presented. The effect of this adjustment on the consolidated statements of income is presented below.

As a result of ~~Company’~~the Company’s acquisition of NGHC Lux Re in 2012 it acquired statutory equalization reserves of approximately $129,626. Equalization reserves are catastrophe reserves which are not recognized under U.S. GAAP. However, the Company must establish deferred tax liability equal to approximately 30% of the unutilized portion of equalization reserve. Accordingly, the company established a deferred tax liability of approximately $38,888 at the acquisition date. During 2012, as a result of an intercompany reinsurance agreement, a portion of statutory equalization reserves balance was utilized which resulted in the reduction of deferred tax liability in the amount of $4,998. The Company originally recorded this amount as a reduction of general and administrative expense in the consolidated statements of income during the year ended December 31, 2012. Upon further consideration, the Company determined that the previous treatment was an error and the Company has revised the financial statements to reflect this amount as a reduction of provision for income taxes for the year ended December 31, 2012. The effect of this adjustment on the consolidated statements of income is presented below. The effect of this adjustment resulted in a change in the Company’s reported effective tax rate for the year ending December 31, 2012 from 34.0% to 27.8%.

As a result of the Company’s acquisition of the P&C insurance business from GMAC as of March 1, 2010, it originally recorded a permanent tax benefit of $18,351. This tax benefit resulted from the Company’s recognition of a loss on commutation under the statutory basis of accounting at the acquisition date. Upon further consideration, the Company determined the previous treatment was an error and the Company has revised its 2010 financial statements to reflect the recognition of a deferred tax asset related to the tax benefit of the loss on commutation at the acquisition date. Accordingly, the Company revised its opening balance sheet as of March 1, 2010 to reflect a deferred tax asset in the amount of $18,351 or 35% of the loss on commutation. The effect of recording this deferred tax asset resulted in an increase in bargain purchase gain of $18,351 related to the GMAC acquisition. This deferred tax asset was subsequently released thereby increasing the provision for income taxes by $18,351 for the period from March 1, 2010 (inception) to December 31, 2010. The effect of this adjustment resulted in a change in the Company’s reported effective tax rate for the 10-month period ended December 31, 2010 from 19.1% to 29.3%.

A-1

Year ended December 31, 2012	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$188,916	$(95,616)	$93,300

Total revenues	907,797	(95,616)	812,181

Acquisition and other underwriting costs	206,387	(95,616)	110,771
General and administrative expense	252,673	4,998	257,671

Total expenses	855,513	(~~95,616~~90,618)	~~759,897~~764,895

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	52,284	(4,998)	47,286
Provision for income taxes	17,307	~~—~~ (4,998)	~~17,307~~12,309
Net income	33,639	—	33,639
Net income attributable to NGHC stockholders	28,965	—	28,965
Basic earnings per share	$0.64	—	$0.64
Diluted earnings per share	$0.58	$—	$0.58

Year ended December 31, 2011	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$168,530	$(88,146)	$80,384

Total revenues	765,986	(88,146)	677,840

Acquisition and other underwriting costs	163,337	(88,146)	75,191

Total expenses	717,331	(88,146)	629,185

Provision for income taxes	28,301	—	28,301
Net income	44,114	—	44,114
Net income attributable to NGHC stockholders	39,772	—	39,772
Basic earnings per share	$0.87	—	$0.87
Diluted earnings per share	$0.75	$—	$0.75

Period from March 1, 2010 (inception) to December 31, 2010	As Previously Reported	Adjustment	As Restated
Consolidated statement of income:
Ceding commission income	$92,359	$(42,703)	$49,656
Bargain purchase gain	$14,887	$18,351	$33,238

Total revenues	750,386	(24,352)	726,034

A-2

Acquisition and other underwriting costs	79,458	(42,703)	36,755

Total expenses	627,994	(42,703)	585,291

Provision for income taxes	24,065	18,351	42,416
Net income	102,203	—	102,203
Net income attributable to NGHC stockholders	98,666	—	98,666
Basic earnings per share	$2.17	—	$2.17
Diluted earnings per share	$1.77	$—	$1.77

A-3